September 15, 2004

Tim R. Sensenig
Chief Executive Officer
Shiwana, Inc.
1320 Tower Road
Schaumburg, IL 60173

>   **RE: Shiwana, Inc.**
>   **Registration Statement on Form SB-2**
>   **Commission File No. 333-118255**
>   **Filed on August 16, 2004**

Dear Mr. Sensenig:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note your disclosure on the cover page of the registration statement that you may issue New Distribution Shares in connection with business acquisitions. General Instruction A.1. limits the use of Form SB-2 to the registration of securities to be sold "for cash." To the extent that you intend to register securities to be issued in connection with business acquisitions, you should file a registration statement on Form S-1 or Form S-4. See Service Corporation International no-action letter

(December 2, 1995). Please revise the registration statement to remove securities that you had intended to register for issuance in connection with business combinations.

2. Please tell us supplementally how you will comply with Rule 3a4-1 of the Securities Exchange Act of 1934 in connection with the offering of these securities.

Cover Page

3. Please avoid reliance on defined terms like those in the introductory paragraph on page 4 and the definitions listed for terms on pages 9-10. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5.

4. Please limit your cover page to one page. See Item 501 (a)(5) of Regulation S-B.

5. We note that you have arbitrarily set the offering price for your shares. Please specify here what that price is.

6. Please specify the page number where the risk factor section appears in the prospectus. See Item 501 (a)(5) of Regulation S-B.

7. Please specify the date when the offering will end in accordance with Item 501 (a)(9)(iii) of Regulation S-B. Also, provide the disclosure required by Item 501(a)(9)(ii) and (iv).

8. Advise us of your intentions regarding the timing for seeking an OTC Bulletin Board listing. If you have not applied for listing, so state here and throughout the registration statement. We may have further comments.

Prospectus Summary, page 6

9. Clarify that this section is a summary of the "material" information from the prospectus.

10. Make clear throughout the summary and the registration statement that you are currently in the development stage, you have had no revenues to date, you have not finalized the development of your proposed Customer Relationship Management solutions, you have "no experience in developing and marketing such service software programs" as disclosed on page 18 and you have not yet hired any software programmers who are experienced in this field as disclosed on page 18. Given that you are in the early, development stages of the proposed business and that you do not have experience in this area, it does not seem appropriate to refer to the CRM market

Shiwana, Inc.
August 7, 2006
Page 3

size here or elsewhere in the registration statement. Please revise the registration statement. Clarify throughout whether the software solutions you intend to provide have been completed or not. In many instances, it appears that you have finalized the software solutions yet disclosure elsewhere indicates that you have not.

11. Please provide us a copy of the IDC report you cite. Please clearly mark the sections of the report that support the statistics mentioned.

12. We note your reference to a 2003 survey of Chief Information Officers. Is this survey publicly available? Please provide us a copy of the survey and mark the sections that support the information mentioned in the registration statement. We note, however, that this disclosure and the IDS report appear to be inappropriate since the company has not yet developed any CRM solutions. Similarly, you should remove statements regarding your intention to "lead the industry transformation" and that you plan to be a "leading provider of Sales Execution Solutions" given that you have no experience in this area. Provide the basis for your statement that you will "[p]rovide high return on investment through increased sales." Elsewhere in the registration statement, you have indicated that you expect to be a "key thought leader" and that you will market your solutions to the largest Fortune 500 corporations. It is unclear how you can support these statements since you have not developed any CRM solutions. Please revise or advise.

Summary of the Offering, page 8

13. We note that you intend to use the New Distribution Shares in exchange for non-cash consideration. Please elaborate on the types of services that shares will be exchanged for and discuss the contracts for the provision of intangible property rights. Also, explain how will you place value on the non-cash consideration.

The Company, page 8

14. We note your statement that the information appearing on your website is not part of this prospectus. Please confirm, supplementally, that any material information about the company included on your website is also included in this prospectus.

Offering period, page 9

15. Supplementally advise us whether the offering termination date of December 31, 2004 is firm or will depend upon the date on which you clear comments.

Net Proceeds, page 9

16. In addition to stating your expectations regarding sales of securities for consideration other than cash, you also should make clear that you may not sell the maximum number of New Distribution Shares.

Risk Factors, page 10

17. We note the statement appearing in the first paragraph under this caption that there may be additional risks that are not disclosed. All material risks to the company and investors should be identified and fully discussed in the risk factors section. Please clarify that all material risks have been disclosed or revise accordingly.

18. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" or "significantly harm" your business or cause your business to "suffer" does not adequately address the potential consequences.

19. Please revise your risk factors to eliminate language such as "we cannot assure you" or "we cannot be certain." The real risk is the circumstances you describe, not your inability to give assurances or predict with certainty. Also revise the risk factors to eliminate any language that mitigates the risk included in the risk factor. For example, in risk factor 2.3(D), you should delete the introductory phrase that states "[a]lthough we will engage software programmers who are experienced in the utility software program market." This disclosure is more appropriate in the business section. Revise the risk factors throughout to delete mitigating language.

20. Please relocate the risk factors regarding the risks associated with your financial position and the development stage risks to the forepart of the risk factor disclosure.

21. Please include a risk factor indicating that your selling shareholders are registering for resale all of their shares which constitutes substantially all of the outstanding shares of the company. Disclose the effect this will have on the price of company shares. Also, place this risk factor in the forepart of the risk factor disclosure.

Unless we can establish significant sales of our Sales Execution . . ., page 12

22. You mention that you have had one customer. Did you receive any revenues from this customer?

If we acquire any companies or technologies in the future . . ., page 13

23. Supplementally advise us of your intentions to make acquisitions in the near future.
To the extent any specific acquisitions are contemplated, please provide disclosure in
the registration statement. If you do not anticipate acquiring any companies in the
near future, this risk factor may be too speculative to include. Similarly, your
disclosure of risks associated with international operations on page 14 appears to be
speculative since you have not developed any software solutions. Please revise or
advise.

We have incurred operating losses and may continue to incur losses . . ., page 15

24. Please specify that the company has had no revenues for each of its three operating
quarters through June 30, 2004 as indicated on page 27. Also, state that you have
earned "no revenues from operations" instead of stating that you have earned minimal
revenues.

We have not completed the final development of our internal software . . ., page 17

25. We note that you have not completed the development of your internal applications to
be used on your service contracts. Please expand to discuss what effect this has on
any current service contracts in place. How material are these internal applications to
the service contracts?

Unscheduled delays in developing our proposed internal software products used . . ., page 18

26. Please describe any unscheduled delays that have occurred in the past that have
materially affected your business.

We not have any copyrights . . ., page 18

27. Explain why you have a limited ability to infringe on the intellectual property rights of
others.

The Company will be heavily dependent on the services of Tim R. Sensenig . . ., page 19

28. Please specify whether you have any employment agreements with any of the key
personnel you mention.

29. Provide the basis for your claim that your company has "over 100 years of sales and
marketing experience" as set forth on your web site.

You may be one of only a small number of investors in this Offering . . ., page 23

30. You have indicated that you "may need additional capital or financing to implement" your business plans. It appears that you "will" need additional funding. Please revise or advise.

Management's Discussion and Analysis or Plan or Operation, page 25

Operating Expenses, page 28

31. Please expand your disclosure to further explain general and administrative expenses for the period from November 23, 2003 to June 30, 2004. This discussion should focus on stock-based compensation expense, as that constitutes the majority of the general and administrative expense for the period.

Operational Objectives, page 29

32. We note that you believe you can fulfill your cash requirements and liquidity needs during the next 12 months through financing arrangements and capital raising activities. If you are relying on this offering to satisfy your cash requirements and liquidity needs, please specifically state so. Also, specify how you will satisfy your liquidity needs if the offering does not provide the necessary capital. Further, state that you currently do not have any financing arrangements or credit agreements.

33. Please revise your disclosures throughout the filing to reflect the many scenarios that could result under your best efforts offering. At a minimum, revise your disclosures to show the impact of 10%, 50%, and 100% of the shares being sold. We also assume that your business plan would change dependant upon the offering proceeds. Please revise the Summary of the Offering section, the Management's Discussion and Analysis or Plan of Operation section, the Operational Objectives section, the Security Ownership of Certain Beneficial Owners and Management section, the Capitalization section, the Dilution section, the Use of Proceeds section, the Other Expenses of Issuance and Distribution section and any similar references throughout the filing accordingly.

34. On page 30, you indicate that your board of directors may decide not to pursue your current plan. Please supplementally confirm to us that you intend to remain in the same line of business.

Description of Business, page 30

35. We note that you are a provider of "Sales Execution solutions." Please expand your disclosure in this section to explain to a person unfamiliar with your company and business how these solutions work to help businesses increase revenue and improve

effectiveness. For instance, how will your solutions help to reduce the time it takes to close new orders, receive better qualified sales leads, and more accurately predict when those orders will occur? Also, clearly indicate which solutions, if any, have been developed. Currently, it appears that you have developed certain products yet disclosure elsewhere indicates that you have not.

The Opportunity for Sales Execution Sales, page 33

36. We note your reference to the AMR Research study. Is this study publicly available? Please provide us a marked copy of the report referencing where the support for the statistics you mention are located.

Our Solution, page 34

37. Please clarify what you mean when you refer to deliverable content. We note your description on page 7. You should specify, if true, that deliverable content means you provide a specific project solution which is then delivered to the customer for implementation.

Sales, Marketing and Customer Support, page 40

38. You indicate that you will have a network of partners who refer customers to you. Explain how you will develop these partnerships and whether any currently exist. Also, will you have partnership agreements governing these relationships? If not, please use other terminology to describe these relationships. State whether any of these distribution channels that you have described are currently in place.

Directors, Executive Officers, Promoters and Control Persons, page 46

39. Please specify when Llew Keltner became Chairman of Light Sciences Corporation.

40. Please remove or support the disclosure contained in the biographies that relates to the market size of companies in which officers or directors were previously employed. Also, the disclosure regarding Mr. Cairns' experience related to companies that went public and the underwriters used and disclosure of the valuation and market capitalization are not relevant to an offering of this company's securities.

Security Ownership of Certain Beneficial Owners, page 49

41. Disclose the individual holdings of (1) each officer and director, (2) officers and directors as a group, and (3) any holders of more than five percent of your securities. See Item 403 of Regulation S-B. It is unclear how the shareholdings tie together with the several tables you have included and different ways of referring to various persons' holdings.

42. Tell us whether the shares of Common Stock held by the Sensenig Family Irrevocable Trust are included in Tim Sensenig's share holdings. If not, tell us why not.

Employees and Employment Agreements, page 54

43. Disclose the base salaries for each of the employment agreements and all other material terms of the employment agreements.

44. Tell us, with a view towards disclosure, the accrual policy for the termination agreement with top executives. You state, "in the event of an executive's termination by the company without cause…the executive will receive a $1,000,000 ($5,000,000, in the case of Tim R. Sensenig) dollar lump payment." However, one of your risks in Section 2.1 'Risks Associated with our Company' is that you have no insurance. Please discuss these arrangements and their potential impact on you in the liquidity section of your Management's Discussion and Analysis and in your Financial Statements.

Market For Common Equity and Related Stockholder Matters, page 58

45. Expand your disclosure to include the requirements of Item 201(d) of Regulation S-B. If the disclosures in Section 8.4 have all of the required disclosures, you can cross reference to that Section of your filing.

Dilution, page 59

46. The registration statement discloses that you had 675,072 options outstanding as of January 27, 2004. Update the disclosure in this section to indicate the number of options outstanding as of the most recent practicable date.

Use of Proceeds, page 60

47. It is unclear why you have specified amounts to be allocated to legal expenses and accounting expenses since it appears that you will incur these expenses regardless of the amount of proceeds you raise. Please advise.

Determination of Offering Price, page 61

48. We note that you have arbitrarily selected the offering price of $1.80. To the extent practicable, please expand your disclosure to more specifically discuss how the various factors listed led to the offering price of $1.80.

Plan of Distribution, page 62

49. Disclose whether the company will offer any of the securities on behalf of the selling shareholder. Also, tell us your expectations regarding the selling shareholders' use of a broker-dealer to sell these securities. We may have further comment.

Selling Shareholders, page 65

50. Please combine the information in this table with the beneficial ownership table so that the number of shares beneficially owned before and after the offering is clearly indicated. You should include a column reflecting the amount of securities of the class owned by the selling security holders before and after the offering. Please be sure that all the information required for both tables are included.

51. Is any selling stockholder a broker-dealer? If so, identify that stockholder as an underwriter.

52. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

- The selling stockholder purchased the shares in the ordinary course of business, and

- At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

    Alternatively, disclose that the stockholder is an underwriter.

53. Tell us whether each of the selling stockholders purchased the securities with investment intent or with a view towards distribution.

Treatment of U.S. Holders, page 71

54. In your discussion of the tax treatment of dividends, clarify the initial tax rate and clearly specify the holding period requirements necessary to satisfy the capital gains tax rate of 15%.

Certain Relationships and Related Party Transactions, page 74

55. Disclose whether the terms of this transaction are as beneficial to the company as could be obtained from unaffiliated third parties. Clarify the type of consulting services that Investors Insurance Group, Inc. will provide to you. We note that Exhibit 10.3 indicates that Investors Insurance Group, Inc. "will assist [you] with being a public company." Please specify what services this will entail.

56. We note the disclosure on page 76 regarding a securities transaction with David C. Cairns. Please provide the necessary disclosure regarding this transaction in this section as required by Item 404 of Regulation S-B.

Other Expenses of Issuance and Distribution, page 74

57. Tell us why you have not disclosed any accounting fees and transfer agent and registrar fees in connection with the offering. We note that you have an agreement with a transfer agent and would expect that you would have audit fees related to the offering.

Recent Sales of Unregistered Securities, page 75

58. For each of the issuances of unregistered securities discussed, state the facts relied upon to make the stated exemption available. See Item 701(d) of Regulation S-B.

59. We note that officers and directors of the company purchased shares of Common Stock with payment made by promissory notes. Tell us supplementally whether these promissory notes have been forgiven or repaid. We may have further comment based on your response.

Available Information, page 77

60. Please revise the disclosure in the first paragraph of this section. You cannot qualify the disclosure in the prospectus by referring to exhibits. The disclosure in the prospectus should be materially complete.

Undertakings, page 76

61. Please provide the complete undertaking required by Item 512 (a)(1)(ii) of Regulation S-B. Also, provide the undertaking required by Item 512(e) of Regulation S-B.

Exhibit 5.1

62. In the first paragraph of the legal opinion, clarify the manner in which the shares of Common Stock will be offered. You should distinguish among the shares that will be

offered by you directly, those that will be issued upon the exercise of options and the shares that will be offered by the selling shareholders. Further, in the sentence in which you set forth the opinion, you should make a distinction between shares of Common Stock that already have been issued, such as those issued to the selling shareholders, and those which have not yet been issued by you.

63. Counsel should file a supplemental letter, as correspondence on the EDGAR system, which confirms its concurrence with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Section VIII.A.14 of the November 14, 2000 Current Issues and Rulemaking Projects Outline, available on our website (www.sec.gov).

64. We note your opinion speaks as of August 13, 2004. Ensure that you re-file the opinion so that it speaks as of the effective date of the registration statement.

Exhibits 13.1 and 13.2

65. You should include the financial statements in the prospectus instead of providing them as an exhibit to the registration statement.

Financial Statements Inception to December 31, 2003, Exhibit 13.1

Statements of Operations, page F-4

66. You have not computed your loss per share correctly for the period from inception to December 31, 2003. It should be $(0.00) based upon your net loss and weighted average shares outstanding. Please make the appropriate revisions throughout the filing. Please also recheck your loss per share amounts for other periods.

Financial Statements Six Months Ending June 30, 2004, Exhibit 13.2

Statement of Changes in Stockholders' Equity, page F-4

67. In addition to the par value of Common Stock, please add a column for the number of common shares to the equity table.

Note 1. Nature of Business and Significant Accounting Policies, page F-6

68. It appears the Nature of Business and Significant Accounting Policies should be Note 1 and not Note 6. Please revise or advise.

69. Please consider providing additional information concerning the commencement of operations. You state that you "expect to commence operations in 2004."

70. Please revise your disclosures for stock based compensation to include *all* of the requirements in paragraphs 45-48 of FAS 123. Ensure your disclosure includes a pro forma calculation of the net loss per share using the fair value method at the date of grant under FAS 123 instead of the intrinsic value method under APB 25 as prescribed in paragraph 45. Additionally, ensure your disclosure includes the method and significant assumptions used during the year to estimate the fair values of options as prescribed by paragraph 47d.

Note 4. Income Taxes, page F-9

71. Please consider providing additional information regarding the valuation allowance of the deferred tax asset. Consider adding the net operation loss carry forward and the likelihood of you generating sufficient tax earnings to utilize the net operating loss carry forwards in the future.

Signatures

72. Please identify the individuals that are signing as the "principal executive officer," "the principal financial officer," and "the controller" or "principal accounting officer." See Form SB-2, Instructions for Signatures.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dave Irving at (202) 942-1920 or Rufus Decker, Assistant Chief Accountant, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Howard M. Baik at (202) 942-1963 or Ellie Quarles at (202) 942-1859 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jay L. Panzarella, Esq.